Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 8.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                         (Title of Class of Securities)

                                                     002448108
                                 (CUSIP Number)

                                Patricia Sunseri
       c/o 1030 Century Building, 130 Seventh Street, Pittsburgh, PA 15222 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 8.

CUSIP NO.002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Patricia Sunseri

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    [   ](a)
                                                              [   ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         OO, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                        7.       SOLE VOTING POWER:
                                                        420,300

              NUMBER OF                  8.      SHARED VOTING POWER:
                SHARES                                  None
             BENEFICIALLY
               OWNED BY                  9.      SOLE DISPOSITIVE POWER
                 EACH                                   420,300
              REPORTING
                PERSON                  10.      SHARED DISPOSITIVE POWER
                 WITH                                   None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         420,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         5.9%

14.      TYPE OF REPORTING PERSON:
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                        RESPONSES TO ITEM 1-7 (INCLUDING
                       EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

      Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 8.


Item 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054.

Item 2.  Identity and Background.

         The information required by this Item 2 is as follows:

         (a)      Name - Patricia Sunseri
         (b)       Residence or Business Address -  c/o Mylan Laboratories, Inc.
                                                    1030 Century Building
                                                    130 Seventh Street
                                                    Pittsburgh, PA  15222

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  (i)       Vice President
                  (ii)      Mylan Laboratories, Inc.
                  (iii)     Pharmaceutical Company
                  (iii)     1030 Century Building
                            130 Seventh Street
                            Pittsburgh, PA  15222

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case -- None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order -- None.

         (f)       Citizenship -- United States of America

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      Signed and page numbered in accordance with Rule 0-3(b). Page 4 of 8.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and options to purchase Common Shares listed below:


     Securities                                            Purchase
     Purchased             Date of                         Price or
   (e.g. Shares,          Purchase        Number of          Other               Source
Options, Warrants)        or Grant       Securities      Consideration          of Funds

Common Shares             09/20/96        25,000         $25,000(1)             Personal Funds

Options                   09/20/96        62,500         Service as a           Not Applicable
                                                         Director(2)

Options                   04/07/97       100,000         Service as a           Not Applicable
                                                         Director(3)

Warrants                  05/02/97        40,000         $20,000(4)             Personal Funds

Warrants                  06/28/97        72,800         $36,400(5)             Cancellation of
                                                                                       Debt

Warrants                  12/05/97       120,000         $40,000(6)             Personal Funds

         (1) Ms. Sunseri acquired 25,000 common shares at $1.00 per share in a private placement dated September 20, 1996.

         (2)      The exercise price is $1.00 per share.

         (3)      The exercise price is $0.65 per share.

         (4) In connection with a private placement of units by the Issuer on May 2, 1997, Ms. Sunseri purchased 200 units, consisting of 200 shares of 10% Redeemable Preferred Stock and related warrants to purchase 40,000 Common Shares at $0.50 per share, for an aggregate purchase price of $20,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on April 28, 1997 and ending on April 27, 1999.

         (5) In connection with a private placement of units by the Issuer in June 1997, Ms. Sunseri purchased 364 units, consisting of 364 shares of 10% Redeemable Preferred Stock and related warrants to purchase 72,800 Common Shares at $0.50 per share, for an aggregate purchase price of $36,400. Each unit has a purchase price of $100. The warrants are exercisable commencing on June 27, 1997 and ending on June 26, 1999. The purchase price for the units was satisfied by the cancellation of certain indebtedness owing by the Issuer to Ms. Sunseri. In a related transaction, Ms. Sunseri, certain directors of the Company, and other investors acquired the outstanding indebtedness of the Issuer owed to its commercial lender and, in exchange for reduction of the outstanding indebtedness from $593,000 to $95,000, acquired 3,822 units and a series of promissory notes aggregating $95,000 from the Issuer.

         (6) In connection with a private placement of securities by the Issuer on December 5, 1997, Ms. Sunseri purchased 400 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 120,000 Common Shares at $0.40 per share, for an aggregate purchase price of $40,000. The warrants are exercisable commencing on December 5, 1997 and ending on December 4, 1999. Ms. Sunseri exchanged a $40,000 Demand Note for the 400 shares of Series A 10% Redeemable Preferred Stock and warrants.

      Signed and page numbered in accordance with Rule 0-3(b). Page 5 of 8.



Item 4.  Purpose of Transaction.

         The Common Shares and options to purchase Common Shares have been acquired by Ms. Sunseri solely as a passive investment. Ms. Sunseri may acquire additional securities of the Issuer if further securities can be acquired upon terms satisfactory to Ms. Sunseri if additional capital may be required by the Issuer or as compensation for her services as an officer or director. Except for the foregoing, Ms. Sunseri has no plans or proposals which would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

      Signed and page numbered in accordance with Rule 0-3(b). Page 6 of 8.


Item 5.  Interest in Securities of the Issuer.

         (a) Ms. Sunseri beneficially owns an aggregate of 420,300 Common Shares, or 5.9% of the outstanding Common Shares as of December 5, 1997, including 395,300 Common Shares which Ms. Sunseri has the right to acquire within 60 days pursuant to options.

         (b) Ms. Sunseri has the sole power to vote or to direct the vote of 25,000 Common Shares. The 395,300 Common Shares held subject to options, do not carry any voting rights unless and until such options are exercised. Ms. Sunseri has sole power to dispose or to direct the disposition of the 25,000 Common Shares, and the options and warrants to purchase 395,300 Common Shares.

         (c) On August 28, 1996, Ms. Sunseri received a grant of options to purchase 62,500 Common Shares, at an exercise price of $1.00 per share, with a term of five years from the date of grant. The options were granted by the Issuer as compensation for her services as a Director.

                  On April 7, 1997, Ms. Sunseri received a grant of options to purchase 100,000 Common Shares, at an exercise price of $0.65 per share, with a term of five years from the date of grant. The options were granted by the Issuer as compensation for her services as a Director.

                  In connection with a private placement of units by the Issuer on May 2, 1997, Ms. Sunseri purchased 200 units, consisting of 200 shares of 10% Redeemable Preferred Stock and related warrants to purchase 40,000 Common Shares at $0.50 per share, for an aggregate purchase price of $20,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on April 28, 1997 and ending on April 27, 1999.

                  In connection with a private placement of units by the Issuer in June 1997, Ms. Sunseri purchased 364 units, consisting of 364 shares of 10% Redeemable Preferred Stock and related warrants to purchase 72,800 Common Shares at $0.50 per share, for an aggregate purchase price of $36,400. Each unit has a purchase price of $100. The warrants are exercisable commencing on June 27, 1997 and ending on June 26, 1999. The purchase price for the units was satisfied by the cancellation of certain indebtedness owing by the Issuer to Ms. Sunseri. In a related transaction, Ms. Sunseri, certain directors of the Company, and other investors acquired the outstanding indebtedness of the Issuer owed to its commercial lender and, in exchange for reduction of the outstanding indebtedness from $593,000 to $95,000, acquired 3,822 units and a series of promissory notes aggregating $95,000 from the Issuer.

                  In connection with a private placement of securities by the Issuer on December 5, 1997, Ms. Sunseri purchased 400 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 120,000 Common Shares at $0.40 per share, for an aggregate purchase price of $40,000. The warrants are exercisable commencing on December 5, 1997 and ending on December 4, 1999. Ms. Sunseri exchanged a $40,000 Demand Note for the 400 shares of Series A 10% Redeemable Preferred Stock and warrants.

      Signed and page numbered in accordance with Rule 0-3(b). Page 7 of 8.


                  The only transaction involving Common Shares effected by Ms. Sunseri during the past 60 days is the one reflected above.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         None.

      Signed and page numbered in accordance with Rule 0-3(b). Page 8 of 8.


                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    December 12, 1997                                  /s/Patricia Sunseri
                                                            Patricia Sunseri